Annual Notice Dated May 1, 2026
Retirement Income Builder - BAI Variable Annuity
Issued through
Transamerica Life Insurance Company

Retirement Builder Variable Annuity Account
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Retirement Income Builder - BAI Variable Annuity a flexible payment variable deferred annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Retirement Builder Variable Annuity Account are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352F350?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2008, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Policy
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS

Adjusted Policy Value — The Policy Value increased or decreased by any Excess Interest Adjustment.
Administrative and Service Office — Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C St. SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Annuitant — The person on whose life any annuity payments involving life contingencies will be based.
Annuity Commencement Date — The date upon which annuity payments are to commence. The annuity commencement date may not be later than the last day of the Policy month following the month after the Annuitant attains age 98. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.
Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.
Annuity Unit — An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.
Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account — One or more investment choices under the Policy that are part of the Company’s general assets and are not in the separate account.
Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner in the information provided to us to issue a Policy.
Policy Date — The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value — On or before the annuity commencement date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  gross partial surrenders (partial surrenders minus excess interest adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus interest credited in the fixed account; plus
  accumulated gains in the separate account; minus
  accumulated losses in the separate account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year — A Policy Year begins on the Policy date and on each anniversary thereof.
Premium Payment — An amount paid to the Company by the owner or on the owner’s behalf as consideration for the benefits provided by the policy.
Separate Account — Retirement Builder Variable Annuity Account, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Service Charge — An annual charge on each Policy anniversary (and a charge at the time of surrender during any Policy year) for Policy maintenance and related administrative expenses. This annual charge is $30, but will not exceed 2% of the Policy Value.
Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolios.
Surrender Charge — A percentage of each premium payment that depends upon the length of time from the date of each premium payment. The surrender charge is assessed on full or partial surrenders from the Policy. A surrender charge may also be referred to as a “contingent deferred sales charge.”

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Subadvisers please refer to the Appendix - Investment Options Available Under the Policy
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 2008, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES				Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If you withdraw money within 5 to 7 years of your last premium payment, you may be assessed a surrender charge of up to 8% of the amount withdrawn, depending on the rider selected. Withdrawals from the Fixed Account before the end of a guaranteed period may also result in a negative excess interest adjustment.
					Expenses
	Surrender Charge Schedules
	Rider Type	Maximum Surrender Charge	Duration (Years)
	Base Policy	6%	5
	Value Rider	8%	7
	Premium Enhancement	8%	7
	Life w/ Emergency Cash	4%	4 (post-annuitization)
Example:
If you make an early withdrawal, you could pay a surrender charge of up to $8,000 on a $100,000 investment. This loss may be greater if there is a negative excess interest adjustment, taxes, or tax penalties.

Withdrawals, transfers, or annuitizations from the fixed account before the end of a guaranteed period may trigger an excess interest adjustment. This adjustment may reduce your cash value if interest rates have risen since the guarantee was set.

Example:
If you allocate $100,000 to a fixed account with a 3-year guarantee and withdraw the full amount before the 3 years end, you could lose up to $90,000 of your investment due to a negative excess interest adjustment, surrender charge, taxes, or penalties.

Are There Transaction Charges?
Yes. In addition to surrender charges and Policy adjustments, the investor may be charged for other transactions.
  Transfer Fee - $0–$10 per transfer after 12 free transfers per year
  Special Service Fee - Up to $25 per service (e.g., overnight delivery)
  Annual Service Charge - $0–$30 per year, but no more than 2% of the Policy Value (waived if Policy Value ≥ $50,000)
  Premium Taxes - 0%–3.50% depending on state; deducted at payout events
					Expenses
Are There Ongoing Fees and Expenses? (Annual Charges)
Yes. The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Policy specifications page for information about the specific fees you will pay each year based on the options you have elected.
					Annuity Policy Fee Table and Expense Examples
	Annual Fee		Minimum	Maximum
	Base Policy[1]		1.05%	2.00%
	Portfolio Company (fund fees and expenses)[2],3		0.18%	1.26%
	Optional Benefit Expenses (if elected)[4]		0.25%	1.60%
	1As a percentage, annually, of average Separate Account.
	2As a percentage of each Portfolio’s net assets.
	[3]See below Appendix: Investment Options Available Under the Policy for more information.
	4As a percentage of the withdrawal base.

Because your Policy is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Policy, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $1,261		Highest Annual Cost $5,421

Assumes:

  Investment of $100,000
  5% annual appreciation
  No withdrawals, transfers, or additional purchase payments
  Lowest combination of Policy Classes, Portfolio Company fees, and optional benefits
  No sales charges

Assumes:

  Investment of $100,000
  5% annual appreciation
  No withdrawals, transfers, or additional purchase payments
  Highest combination of Policy Classes, Portfolio Company fees, and optional benefits
  No sales charges

	RISKS				Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of your investment may decline due to market volatility, interest rate changes, credit risk, currency fluctuations, and other factors affecting the underlying portfolio investments.

					Summary – The Annuity Policy
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for investors who need ready access to cash. Withdrawals may be subject to surrender charges, excess interest adjustments, income taxes, and a 10% federal penalty tax if taken before age 59½.

Withdrawals from the fixed account before the end of a guaranteed period may result in a negative excess interest adjustment.

					Summary – Other Information
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Policy. Each Investment Option—including variable subaccounts and the fixed account—has unique risks. You should review the available Investment Options before making an investment decision.
Key risks include:
  Market Risk: Securities may fluctuate due to economic, political, or regulatory events.
  Equity Risk: Stock prices may be volatile and subject to rapid changes.
  Fixed-Income Risk: Bond values may decline due to interest rate changes, credit downgrades, or liquidity issues.
  Foreign Securities Risk: Investments may be affected by currency fluctuations, political instability, and limited information.
  Derivatives Risk: Use of derivatives may increase volatility and potential losses.
  Sector Concentration Risk: Portfolios focused on specific industries (e.g., technology, financials) may be more volatile.
  Small/Mid-Cap Risk: Smaller companies may be more vulnerable to market changes.
  Liquidity Risk: Some securities may be difficult to sell, especially in volatile markets.
					Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. All guarantees and obligations under the Policy, including those associated with the fixed account and optional riders, are subject to the claims-paying ability of Transamerica Life Insurance Company.

More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
					Other Information – Transamerica Life Insurance Company
	RESTRICTIONS				Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Policy imposes restrictions on transfers among Investment Options and reserves rights to modify available options. Transfers from the fixed account’s guaranteed period options may be subject to limits and excess interest adjustments. The Insurance Company may reject or restrict transfers to protect underlying fund portfolios from market timing or disruptive trading. The Company also reserves the right to prohibit transfers, discontinue offering shares, or modify procedures without prior notice.
					Investment Choices - Transfers
Are There any Restrictions on Policy Benefits?
Yes. The Policy includes optional benefits that may be modified or terminated by the Insurance Company, and withdrawals that exceed specified limits may reduce or eliminate those benefits.
  Withdrawals exceeding the maximum annual withdrawal amount under guaranteed withdrawal riders may reduce the benefit base by more than the amount withdrawn.
  Riders such as the Living Benefits Rider, Beneficiary Earnings Enhancement, and Premium Enhancement Rider may terminate upon annuitization, surrender, or death.
  Some riders require allocation to designated investment choices and restrict transfers outside those options.
  Certain benefits are only available if the rider is held for a minimum period (e.g., 10 years for guaranteed accumulation benefits).
  Riders may not be available in all states or for all issue ages and may be subject to tax limitations under qualified plans.

					Expenses - Living Benefits Rider Expenses - Beneficiary Earnings Enhancement Expenses - 5 for Life with Growth Rider
	TAXES				Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult a tax professional to understand the tax implications of investing in the Policy. There is no additional tax benefit from purchasing the Policy through a tax-qualified plan or IRA. Withdrawals are generally subject to ordinary income tax and may be subject to a 10% federal penalty tax if taken before age 59½.
					Taxes
	CONFLICT OF INTEREST				Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy. Compensation may include commissions (up to 5.50% of premiums), overrides to wholesalers, promotional incentives, revenue sharing, and non-cash benefits such as travel, entertainment, and marketing support.

These arrangements may create a financial incentive for investment professionals to recommend this Policy over other products.
					Other Information – Distributor of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer you a new Policy in place of the one you already own. You should only exchange your Policy if, after comparing the features, fees, and risks of both Policy—and any fees or penalties to terminate the existing Policy—you determine that it is preferable to purchase the new Policy rather than continue to own the existing one.
					Other Information – Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352F350?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Sustainable Global Thematic Portfolio - Class B Advised by: AllianceBernstein L.P.	1.26%	6.02%	3.02%	9.80%
Seeks to provide shareholders with long-term capital growth.	CTIVP® - Principal Large Cap Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.69%	13.78%	10.47%	14.66%
Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.	Columbia Variable Portfolio - Dividend Opportunity Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.85%	15.83%	11.88%	5.42%
Seeks to provide shareholders with a high total return through current income and capital appreciation.	Columbia Variable Portfolio - Income Opportunities Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.18%	8.78%	3.86%	15.97%
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Overseas Core Fund - Class 2 Advised by: Columbia Management Investment Advisers, LLC	0.79%	37.96%	8.92%	11.89%
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.90%	15.14%	7.53%	8.23%
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Cornerstone Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.72%	16.14%	14.04%	7.55%
Seeks to provide capital growth.	Fidelity® VIP Growth Opportunities Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.81%	21.73%	11.04%	19.64%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity® VIP Index 500 Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.34%	17.48%	14.03%	14.42%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	11.49%	9.83%	10.31%
Seeks capital appreciation.	Fidelity® VIP Value Strategies Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.84%	7.70%	11.87%	10.54%
Long-term total return.	Franklin Small Cap Value VIP Fund - Class 2 Advised by: Franklin Mutual Advisers, Inc	0.92%	7.65%	8.86%	9.81%
Long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series II Advised by: Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
Long-term growth of capital.	Invesco V.I. Core Equity Fund - Series II Advised by: Invesco Advisers, Inc.	1.05%	15.88%	12.52%	11.46%
To provide capital appreciation.	Invesco V.I. Discovery Large Cap Fund - Series II Advised by: Invesco Advisers, Inc.	1.12%	12.53%	11.41%	13.94%
	Invesco V.I. Global Strategic Income Fund - Series II	1.21%	12.75%	1.39%	2.76%
To provide to seek capital appreciation.	Invesco V.I. Main Street Fund - Series II Advised by: Invesco Advisers, Inc.	1.11%	15.64%	12.19%	12.25%
To seek capital appreciation.	MFS® Growth Series - Service Advised by: MFS® Investment Management	0.99%	11.90%	10.82%	15.31%
To seek capital appreciation.	MFS® Research Series - Service Advised by: MFS® Investment Management	1.07%	12.57%	10.87%	12.65%
To seek total return.	MFS® Utilities Series - Service Advised by: MFS® Investment Management	1.04%	14.76%	7.38%	9.22%
To seek capital growth and current income.	Putnam VT Large Cap Value Fund - Class IB Advised by: Putnam Investment Management, LLC; Sub-Advised by: Franklin Advisers, Inc.	0.79%	20.35%	15.38%	13.30%
To seek capital appreciation.	Putnam VT Research Fund - Class IB Advised by: Putnam Investment Management, LLC; Sub-Advised by: Franklin Advisers, Inc.	0.93%	17.88%	14.52%	15.07%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.48%	6.99%	-0.14%	2.09%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.64%	8.46%	4.12%	5.91%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.29%	4.07%	3.05%	1.91%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.46%	11.64%	3.47%	4.90%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	19.45%	9.16%	11.18%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.87%	18.02%	3.50%	5.77%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	9.10%	2.06%	4.40%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2)There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
(3)Effective on November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP will be renamed Transamerica JPMorgan Diversified Equity Allocation VP

CLOSED INVESTMENT OPTIONS:

Effective December 12, 2005, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.76%	9.56%	9.32%	8.64%

Effective December 12, 2011, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
Capital appreciation. Its secondary goal is income.	Franklin Mutual Shares VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.94%	11.52%	9.20%	7.53%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.07%	20.60%	12.23%	12.64%
To seek total return.	MFS® Total Return Series - Service Advised by: MFS® Investment Management	0.96%	10.91%	6.16%	7.36%

Effective September 17, 2012, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek long-term capital growth.	Templeton Foreign VIP Fund - Class 2 Advised by: Templeton Investment Counsel, LLC	1.09%	29.19%	8.25%	5.75%

 Effective June 1, 2021, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.92%	21.69%	3.59%	14.66%

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2008, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write to us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Edgar File No. – 333-190752
EDGAR Contract Identifier No. is # C000132448